Adcock Ingram Holdings Limited (Incorporated in the Republic of South Africa) Registration number: 2007/016236/06 Share code: AIP ISIN: ZAE000123436 (“Adcock Ingram” or “the Company”)

CFR Pharmaceuticals S.A.

(Incorporated in the Republic of Chile)

Chilean Tax ID: 76.116.242-K

Securities Regulation Chilean Registry number: 1067

Share code on the Santiago Stock Exchange: CFR

ISIN: CL0001762831

(“CFR”)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAW OR REGULATION

JOINT ANNOUNCEMENT OF A FIRM INTENTION BY CFR TO MAKE AN OFFER TO ACQUIRE 100% OF THE ISSUED SHARE CAPITAL OF ADCOCK INGRAM, OTHER THAN THE ISSUED A AND B ORDINARY SHARE CAPITAL OF ADCOCK INGRAM AND ANY ORDINARY SHARES HELD BY SUBSIDIARIES OF THE COMPANY, BY WAY OF A SCHEME OF ARRANGEMENT, AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

1.	SALIENT FEATURES*

•	The boards of directors of Adcock Ingram and CFR are pleased to announce the terms and conditions of a recommended cash and shares offer to be made by CFR to Adcock Ingram shareholders (other than the holders of the Bophelo Shares and the Treasury Shares) by way of a scheme of arrangement:
o	total Scheme Consideration of approximately ZAR12.6 billion (approximately US$1.2 billion)
o	a minimum of 51.0% (potentially increasing up to a maximum of 64.3%) of the total Scheme Consideration will be settled in cash
o	a maximum of 49.0% (potentially reducing down to a minimum of 35.7%) of the total Scheme Consideration will be settled in New CFR Shares
o	final Offer Mix of cash and New CFR Shares will be announced post completion of the CFR Capital Increase
o	Adcock Ingram shareholders will also be offered a mix-and-match facility
o	if the Scheme is implemented, Adcock Ingram will be delisted from the JSE and CFR will be listed on the JSE by way of a secondary listing, which will be classified as an inward listing with domestic status

•	The Scheme Consideration per Scheme Share, based on the minimum cash (51.0%) and maximum number of New CFR Shares (49.0%), equates to:
o	ZAR73.51 based on the fixed attributed value of ZAR2.334 per New CFR Share, a premium of 31% to the Unaffected Share Price
o	ZAR75.76 based on a value of ZAR2.48 per New CFR Share (the ZAR equivalent closing price of CFR shares on 14 November 2013), a premium of 35% to the Unaffected Share Price
o	ZAR77.02 based on a value of ZAR2.56 per New CFR Share (the ZAR equivalent 30 day VWAP of CFR shares on 14 November 2013), a premium of 37% to the Unaffected Share Price

•	Adcock Ingram shareholders attention is drawn to the following important matters:
o	the Adcock Ingram Board has conducted a rigorous and extensive seven month process, which has included the evaluation of all interests expressed in the Company, and is of the view that the Offer is the most compelling opportunity for Adcock Ingram shareholders to realise value
o	the combination would create a substantial and uniquely diversified emerging markets pharmaceuticals group with an asset base of approximately US$2.1 billion
o	Adcock Ingram shareholders are being offered an attractive valuation for their Scheme Shares. The Scheme Consideration per Scheme Share currently equates to ZAR75.76, a 35% premium to the Unaffected Share Price
o	Adcock Ingram shareholders will gain exposure to an enlarged multinational in CFR and should benefit from the combined group’s increased scale, expanded geographical and manufacturing footprint, complementary product portfolio and attractive positioning for growth
o	the Scheme Consideration per Scheme Share excludes CFR’s estimated synergies arising from the combination of at least US$440 million (approximately ZAR4.5 billion), which equates to approximately ZAR6.3 per Scheme Share
o	CFR has importantly completed due diligence and the Scheme Consideration is not subject to any performance based adjustments
o	CFR has reached agreements with Baxter, Medreich and the holders of the Bophelo Shares and is ready to proceed with the Offer
o	implementation of the Scheme is subject only to Adcock Ingram shareholder approval and relevant regulatory approvals in various jurisdictions
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•	Adcock Ingram and CFR note specifically the following benefits for South Africa:
o	significant foreign direct investment (potentially up to ZAR8.1 billion in cash and at least ZAR4.5 billion in New CFR Shares) and a first of its kind cross-border transaction between Chile and South Africa
o	CFR plans to move production to South Africa resulting in additional investment in manufacturing in South Africa and a positive effect on South African exports
o	creation of new jobs in Adcock Ingram and no retrenchments arising from the implementation of the Transaction
o	first time South Africa’s inward listing relaxation will be used to effect a major cross-border transaction
o	major new listing of an emerging markets multinational on the JSE

•	The Adcock Ingram Board appointed JPMorgan Chase Bank, N.A. (Johannesburg Branch) (“J.P. Morgan”) as independent expert to consider the terms of the Offer and provide a fair and reasonable opinion as required under section 114(3) of the Companies Act and Regulation 90 of the Takeover Regulations. Having reviewed the terms of the Offer, J.P. Morgan has indicated that in its opinion the terms of the Offer are fair and reasonable

•	The Adcock Ingram Board has accordingly resolved to support the Scheme and intends to propose the Scheme and to recommend that Adcock Ingram Ordinary Shareholders vote in favour of the Scheme

•	The cautionary announcement published on 11 September 2013 and renewed on 30 October 2013 is hereby withdrawn and caution is no longer required to be exercised by Adcock Ingram shareholders when dealing in the Company’s securities

* Capitalised terms used in this section have the same meaning as ascribed in the body of this announcement

2.	INTRODUCTION

Shareholders of Adcock Ingram and CFR are referred to the announcements released by the Company on the Stock Exchange News Service (“SENS”) of the JSE Limited (“the JSE”) on 3 July 2013, 15 August 2013, 11 September 2013 and 30 October 2013 regarding a potential cash and shares offer (“the Offer”) by CFR to acquire 100% of the issued share capital of Adcock Ingram, other than the issued A and B ordinary share capital of Adcock Ingram (collectively “the Bophelo Shares”) and any ordinary shares in Adcock Ingram held by subsidiaries of the Company (“the Treasury Shares”). The Adcock Ingram ordinary shares that will be the subject of the Scheme (defined below) are hereinafter referred to as “the Scheme Shares”.

On 11 September 2013, the boards of directors of Adcock Ingram and CFR (collectively “the Boards”) announced that Adcock Ingram and CFR had concluded a transaction implementation agreement (“TIA”) setting out, inter alia, the basis on which CFR would, subject to the fulfilment of certain pre-conditions, extend the Offer to the holders of Scheme Shares (“the Adcock Ingram Ordinary Shareholders”) and the basis on which the board of directors of Adcock Ingram (“the Adcock Ingram Board”) would agree to recommend the Offer and propose a scheme of arrangement in terms of section 114 of the Companies Act 71 of 2008 (the “Companies Act”) between the Company and Adcock Ingram Ordinary Shareholders (“the Scheme”). The Scheme, in conjunction with certain arrangements related to the Offer, including those with holders of the Bophelo Shares and in relation to the participants in the Company’s employee incentive schemes, is hereinafter referred to as “the Transaction”.

Shareholders of Adcock Ingram and CFR are hereby advised that the pre-conditions to the TIA have been waived or fulfilled and therefore the TIA is now effective. Having become effective, the TIA constitutes notification by CFR to the Adcock Ingram Board of a firm intention to make an offer, as contemplated in Chapter 5 of the Companies Regulations, 2011 (“Takeover Regulations”).

Accordingly, the Boards are pleased to announce:

(i)	CFR’s firm intention to make the Offer;
(ii)	the Adcock Ingram Board’s agreement to propose and recommend the Scheme;
(iii)	certain arrangements with the participants in the Company’s employee incentive schemes; and
(iv)	if the Scheme is implemented, the listing of the entire issued share capital of CFR on the securities exchange operated by the JSE by way of a secondary listing, that will be classified as an inward listing with domestic status for South African exchange control purposes.

Adcock Ingram shareholders are advised that this announcement constitutes a firm intention announcement as contemplated in Regulation 101 of the Takeover Regulations.

3.	SCHEME CONSIDERATION

The total consideration payable by CFR to the holders of the Scheme Shares in terms of the Scheme (the “Scheme Consideration”) of approximately ZAR12.6 billion (approximately US$1.2 billion) will be settled partly in cash in South African Rand and partly in New CFR shares (defined in paragraph 4.2) to be issued by CFR pursuant to the CFR Capital Increase (defined in paragraph 4 below) (“Offer Mix”) as follows:

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•         a minimum of 51.0% (being approximately ZAR6.4 billion) and potentially up to a maximum of 64.3% (being approximately ZAR8.1 billion) of the total Scheme Consideration will be settled in cash in South African Rand (equating on an aggregate basis to a minimum of ZAR37.49 and up to a maximum of ZAR47.29 per Scheme Share to be acquired) (“the Cash Consideration”); and

•         a maximum of 49.0% (being approximately 2.6 billion New CFR Shares) potentially reducing to a minimum of 35.7% (being approximately 1.9 billion New CFR Shares) of the total Scheme Consideration will be settled in New CFR Shares (equating on an aggregate basis to a minimum of 11.24 and up to a maximum of 15.43 New CFR Shares per Scheme Share based on the fixed attributed value for the purposes of the Offer of ZAR2.334 per New CFR Share) (“the Share Consideration”);

•         The final Offer Mix and the final ratio of cash to New CFR Shares (the “Relevant Ratio”) will be finally determined and announced on SENS on completion of the CFR Capital Increase.

3.1.	Cash Consideration

The Cash Consideration will be funded by CFR from a combination of cash-on-hand, external borrowings raised from a group of international financing banks and, depending on the outcome of the CFR Capital Increase, also from the proceeds of the CFR Capital Increase.

3.2.	Share Consideration

The issue of the New CFR Shares for the purposes of both the CFR Capital Increase and the settlement of the Share Consideration has been approved by CFR shareholders.

The Share Consideration will be registered in certificated form in the name of PLC Nominees (Proprietary) Limited (“PLC Nominees”), an entity operated by STRATE Limited (“STRATE”). PLC Nominees is an established designated nominee company holding the aggregate of South African client holdings in issuers such as Anglo American plc, SAB Miller plc and Old Mutual plc, amongst others. Adcock Ingram Ordinary Shareholders will have their beneficial interests in the Share Consideration recorded and settled through the STRATE system.

3.3.	Offer Mix

The determination of the final Offer Mix is dependent on the outcome of the CFR Capital Increase.

To the extent that CFR Minority Shareholders (defined in paragraph 4.2 below) elect to subscribe for New CFR Shares pursuant to the CFR Capital Increase (or assign their pre-emptive rights to a third party who ultimately subscribes for the New CFR Shares), CFR will receive cash, thereby reducing the number of New CFR Shares available to settle the Share Consideration (subject to a minimum of 35.7%, being approximately 1.9 billion New CFR Shares of the total Scheme Consideration being settled in New CFR Shares at all times) and increasing the aggregate amount of the Cash Consideration (subject to a maximum of 64.3%, being approximately ZAR8.1 billion of the total Scheme Consideration being settled in cash at all times). The CFR Controlling Shareholders (defined in paragraph 4.2 below) have undertaken not to exercise their pre-emptive rights in respect of entitlements to approximately 1.9 billion New CFR Shares to be issued as part of the CFR Capital Increase. Those New CFR Shares in respect of which the CFR Controlling Shareholders undertake not to exercise their pre-emptive rights will be made available to settle the Share Consideration.

Unless CFR resolves otherwise, CFR will initiate the Pre-emptive Rights Offer only once Adcock Ingram Ordinary Shareholders have approved the Scheme and the conditions precedent in 13.1 have been fulfilled or waived. It is anticipated that the final Offer Mix and Relevant Ratio will be finally determined and announced on SENS during February 2014.

3.4.	Mix-and-match facility

Adcock Ingram Ordinary Shareholders will be offered a mix-and-match facility whereby they may elect, prior to settlement, to receive for each Scheme Share that they own, their portion of the total Scheme Consideration either in cash at an offer price of ZAR73.51 per Scheme Share or in New CFR Shares in the ratio of approximately 31.5 New CFR Shares per Scheme Share, or a combination of cash and New CFR Shares.

While some Adcock Ingram Ordinary Shareholders may opt for more New CFR Shares, others may opt for more cash. The aggregate amount of cash and the aggregate number of New CFR Shares which will become available to Adcock Ingram Ordinary Shareholders will not change. Accordingly, the elections made by Adcock Ingram Ordinary Shareholders through the mix-and-match facility will, where necessary, be adjusted on a pro rata basis based on the aggregate amount of cash and New CFR Shares which become available pursuant to the implementation of the CFR Capital Increase, such that the total Scheme Consideration will always reflect the Relevant Ratio.

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To the extent that Adcock Ingram Ordinary Shareholders do not make any election, they will be deemed to have elected to receive their Scheme Consideration in the Relevant Ratio. No Adcock Ingram Ordinary Shareholder will receive preferential treatment pursuant to the mix-and-match facility.

3.5.	Dividend protection

Adcock Ingram is precluded from declaring and paying dividends or effecting any acquisition of its own shares at any time prior to the implementation of the Scheme without the consent of CFR.

CFR is precluded from declaring and paying dividends or effecting any acquisition of its own shares at any time prior to the implementation of the Scheme without the consent of Adcock Ingram, save for the declaration and payment by CFR of dividends not to exceed 50% of CFR’s net profits for fiscal year 2013 (including, but not limited to, the interim dividend that may be declared in respect of the first nine months ending September 2013).

4.	THE CFR CAPITAL INCREASE

The matters referred to in paragraph 4.1 below together with the Pre-emptive Rights Offer (defined in paragraph 4.2 below) are together referred to herein as “the CFR Capital Increase”.

4.1.	Creation of New CFR Shares

At a special shareholders’ meeting held on 22 July 2013, CFR shareholders approved, among other things, the creation of 3.0 billion New CFR Shares. This increase in CFR’s authorised share capital is currently in the process of registration and approval with the Superintendencia de Valores y Seguros (“SVS”), the Chilean government agency responsible for supervising the activities and entities participating in the securities and insurance markets in Chile.

On 21 October 2013, CFR held another special shareholders’ meeting for the purpose of passing resolutions to:

•	authorise the New CFR Shares created pursuant to the CFR Capital Increase to be settled in cash, or in kind through the contribution of the Scheme Shares to CFR; and

•	approving an expert’s opinion, required by the Chilean Corporations Law and prepared by IM Trust Asesorias Financieras S.A, regarding the valuation of the Scheme Shares.

These resolutions authorise, in terms of Chilean Law, the delivery of the Scheme Shares as payment in kind for the subscription for New CFR Shares to be issued by CFR in terms of the Scheme. Both resolutions were passed and are currently in the process of registration and approval with the SVS.

4.2.	Pre-emptive Rights Offer

In terms of Chilean Law, if CFR proposes to issue and place new shares pursuant to a capital increase, existing shareholders of CFR must first be offered the right to subscribe for such new shares pro rata to their shareholding before any other person who is not a shareholder of CFR may do so. CFR will make a pre-emptive rights offer to its shareholders (“Pre-emptive Rights Offer”) to subscribe for approximately 2.6 billion new CFR Shares (the “New CFR Shares”). Unless CFR resolves otherwise, this offer will be made after the passing of all resolutions required to approve the Scheme. Once initiated, the Pre-emptive Rights Offer will take approximately 35 days to conclude.

CFR minority shareholders or their assigns (“CFR Minority Shareholders”), currently owning approximately 27% of the issued share capital of CFR, may accept the Pre-emptive Rights Offer. To the extent that CFR Minority Shareholders accept the Pre-emptive Rights Offer, the number of New CFR Shares available to discharge the Share Consideration will reduce and the amount of the Cash Consideration will increase on the basis set out in paragraph 3.3 above.

CFR’s controlling shareholders who currently own approximately 73% of the issued share capital of CFR (“CFR Controlling Shareholders”), have undertaken, subject to certain terms and conditions, not to exercise their rights in terms of the Pre-emptive Rights Offer. Accordingly, those New CFR Shares that the CFR Controlling Shareholders would have been entitled to subscribe for in terms of the Pre-emptive Rights Offer (being approximately 1.9 billion New CFR Shares) will be made available by CFR to discharge a portion of the Share Consideration. As a consequence of not exercising their pre-emptive rights in terms of the Pre-emptive Rights Offer, the CFR Controlling Shareholders will own no more than approximately 55% of the issued share capital of CFR after implementation of the Scheme.

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CFR has undertaken that, following the completion of the Pre-emptive Rights Offer, it will transfer a cash amount equal to the number of New CFR Shares subscribed for by CFR Minority Shareholders multiplied by ZAR2.334 (“the Capital Increase Amount”) into a designated escrow account with Citibank, N.A., London Branch, (“Citibank London”). The Capital Increase Amount will, in turn, be converted into ZAR and credited to a ZAR-denominated escrow account with Citibank N.A., South Africa Branch (“Citibank South Africa”) prior to the finalisation date of the Scheme for the purposes of discharging part of the Cash Consideration on the date of implementation of the Scheme.

5.	ADDITIONAL CAPITAL INCREASE

As stated, CFR has authority to issue up to 3.0 billion New CFR Shares pursuant to the CFR Capital Increase. CFR shall be entitled at any time after the expiry of the Pre-emptive Rights Offer period to make another pre-emptive offer (“Small Pre-emptive Offer”) to its shareholders of up to approximately 350 million New CFR Shares (being the difference between the 3.0 billion CFR shares created in terms of the CFR Capital Increase and the approximately 2.6 billion CFR shares to be offered in terms of the Pre-emptive Rights Offer).

Any CFR shares issued pursuant to the Small Pre-emptive Offer will not be offered at a price per CFR share which is less than the Chilean Pesos (“CLP”) equivalent of R2.334. If CFR undertakes the Small Pre-emptive Offer, CFR’s South African shareholders must hold at least 15% of CFR’s issued shares following completion of the Small Pre-emptive Offer.

6.	BACKGROUND INFORMATION ON CFR

CFR is a multinational, emerging markets pharmaceuticals company head-quartered in Chile with a market capitalisation of approximately US$2.2 billion (approximately ZAR23.0 billion). CFR has significant operations in Chile, Peru and Colombia, as well as a presence in Venezuela, Argentina, Bolivia, Paraguay, Ecuador, Costa Rica, Panama, El Salvador, Nicaragua, Honduras, Guatemala, the Dominican Republic, Canada, the United Kingdom and Vietnam. CFR has 14 manufacturing facilities in Chile, Argentina, Peru, Colombia and Canada and employs over 7,000 people including a sales force comprising nearly 2,000 personnel.

CFR achieved a compound annual revenue growth rate of 22% for the period 2009 to 2012.

6.1.	History

In September 2010, CFR Chile S.A. and CFR International SpA, the entities that respectively hold CFR’s Chilean and international operations, were reorganised to form CFR, with the resulting effect that CFR Chile S.A. and CFR International SpA became wholly owned subsidiaries of CFR. In 2011, CFR completed its initial public offering on the Santiago Stock Exchange, which offering was more than 10 times oversubscribed, raising US$370 million (approximately ZAR3.8 billion at current exchange rates) and, as a result, CFR became the only publically traded pan-Latin American pharmaceuticals company.

In 2012, CFR acquired stakes in Domesco in Vietnam and Uman Pharma in Canada, and 100% of Laboratorio Franco Colombiano Lafrancol S.A.S. (“Lafrancol”) in Colombia. As a result of the acquisition of Lafrancol, CFR became the largest pharmaceuticals company in Colombia.

CFR continues to invest in the launch of new divisions as part of its strategy to exploit multiple sources of growth. During 2012, CFR’s focus on innovation resulted in 215 new products and product-line extensions being launched.

The Weinstein family currently controls approximately 73% of the issued share capital of CFR indirectly via three separate holding companies. Mr Alejandro Weinstein, the current Chief Executive Officer (“CEO”) of CFR, has 30 years of pharmaceutical experience. Mr. Weinstein has successfully led CFR’s transformation from a Chilean-focused pharmaceuticals company to a pan-emerging markets pharmaceuticals corporation.

6.2.	CFR’s business divisions

CFR’s businesses are organised into three main areas:

•	Specialty Pharma: specialises in chronic, semi-chronic and acute medications for sale in pharmacies under doctors’ prescription. CFR’s focus in these specialties is unique in Latin America, distinguishing it from other regional companies;

•	Complex Therapeutics: specialises in drugs for the treatment of complex illnesses, with a focus on state institutions, hospitals, private clinics and complex treatment centres; and

•	Health & Wellness: a line focused on over-the-counter products, nutrition, food supplements and homeopathic products.
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7.	RATIONALE FOR THE TRANSACTION

7.1.	Adcock Ingram’s existing strategic position

Since unbundling from Tiger Brands Limited in 2008, Adcock Ingram's initial priority was the modernisation and capacity increases at its factories and distribution facilities. Once this was well advanced, Adcock Ingram began to seek growth opportunities beyond its South African base. This resulted in expansion into sub-Saharan Africa from 2009 to 2010 and, early in 2013, in India.

Over this period, Adcock Ingram also explored some larger opportunities to grow its business beyond these geographies, driven by the need to access additional products for its pipeline, achieve operational synergies and diversify its revenue base.

It has become increasingly clear to the Adcock Ingram Board that a combination or alliance with an international pharmaceuticals player represents the logical means to unlock Adcock Ingram’s full potential and thus optimum valuation.

It is against this background, inter alia, that the Adcock Ingram Board has contemplated expressions of interest from CFR and from other parties. As it has transpired, the proposal from CFR combines both attractive valuation parameters for Adcock Ingram shareholders and substantial potential synergies from combining the businesses of Adcock Ingram and CFR, as outlined in paragraph 7.6 below.

In considering the Offer, Adcock Ingram Ordinary Shareholders should carefully consider the benefits of a combination of CFR and Adcock Ingram against the default position in the event that the Scheme is not implemented.

7.2.	Strategic rationale for the Transaction

The combination of Adcock Ingram and CFR would:

•	create a substantial and uniquely diversified emerging markets pharmaceuticals group with a presence in more than 23 countries and employing more than 10,000 people;

•	generate revenues of approximately US$1.1 billion (approximately ZAR10.5 billion), based on the pro forma performance of Adcock Ingram and CFR for the 12-month period ended 31 March 2013 and translated at a ZAR/US$ exchange rate of ZAR9.17:US$1 as at 29 March 2013;

•	have an asset base of approximately US$2.1 billion (approximately ZAR19.5 billion) based on the consolidated net asset values of Adcock Ingram and CFR as at 31 March 2013 and translated at a ZAR/US$ exchange rate of ZAR9.17:US$1 as at 29 March 2013;

•	benefit from access to high-growth markets, an expanded geographical and manufacturing footprint and a complementary product portfolio;

•	be well positioned to explore other attractive emerging markets and sector consolidation opportunities across Latin America, Africa, South East Asia and India; and

•	have the potential to generate substantial revenue and cost synergies over time.

7.3.	Attractive valuation with significant cash component

The Scheme Consideration, based on the minimum cash amount and maximum number of New CFR Shares in terms of the Offer Mix, equates to:

•	ZAR73.51 based on the fixed attributed value of ZAR2.334 per CFR Share, which represents a premium of 31% to the closing price of Adcock Ingram ordinary shares of R56.20 on 20 March 2013, (“Unaffected Share Price”);

•	ZAR75.76 based on a value of ZAR2.48 per New CFR Share (calculated based on the ZAR equivalent closing price of CFR shares as at 14 November 2013 and ZAR/CLP exchange rate of ZAR50.35), which represents a premium of 35% to the Unaffected Share Price; and

•	ZAR77.02 based on a value of ZAR2.56 per New CFR Share (calculated based on the volume weighted average price (“VWAP”) of CFR shares for the 30 trading days up to and including 14 November 2013 and the daily ZAR/CLP exchange rate over the same period), a premium of 37% to the Unaffected Share Price.

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Subject to the mix-and-match facility described in paragraph 3.4 above, Adcock Ingram Ordinary Shareholders will receive a minimum of 51.0% and up to a maximum of 64.3% of the Scheme Consideration in cash.

7.4.	Benefits for South Africa

The combination of Adcock Ingram and CFR is expected to yield the following benefits for South Africa:

•	Significant foreign direct investment: The Transaction represents a significant foreign direct investment into South Africa of approximately ZAR12.6 billion, of which a minimum of ZAR6.4 billion and up to a maximum of ZAR8.1 billion will be in cash. The proposed inward listing of CFR on the JSE is also likely to enhance South Africa’s profile as an investment destination;

•	Investment in manufacturing and security of supply: Adcock Ingram’s current manufacturing facilities will play an important role in the combined group. By CFR moving certain of its production to South Africa, the combination should give rise to additional investment in manufacturing in South Africa with a resultant positive effect on exports for South Africa. In addition, CFR has committed to maintaining overall manufacturing levels as well as the current levels of supply;

•	Job creation: The combination of Adcock Ingram and CFR is likely to have a positive effect on long-term employment in South Africa. CFR plans to transfer the manufacturing of a significant number of its products to South Africa and India. The combination and additional investment is also likely to generate 50 to 100 new jobs within Adcock Ingram. CFR has confirmed that the Transaction will not result in any loss of employment in South Africa by Adcock Ingram and has committed to no retrenchments for a period of 12 months post implementation of the Scheme;

•	Commitment to broad-based black economic empowerment (“B-BBEE”): CFR understands the importance of B-BBEE and is committed to ensuring that Adcock Ingram remains appropriately empowered. True to this commitment, CFR has entered into separate agreements with Blue Falcon 69 Trading Proprietary Limited (“Blue Falcon”) and the trustees of the Mpho Ea Bophelo Trust (“Bophelo Trust”), the holders of the Bophelo Shares which represent approximately 13% of the total issued share capital of Adcock Ingram, regarding the retention of their A Ordinary Shares and B Ordinary Shares (as defined in paragraph 8 below) respectively after implementation of the Scheme; and

•	Preserving Adcock Ingram’s heritage: Adcock Ingram is a significant player in the South African healthcare market, with strong brands and world-class manufacturing facilities. CFR intends not only to preserve the Adcock Ingram brand but to continue to grow it beyond South Africa.

7.5.	Adcock Ingram will be an integral part of the combined business

Post implementation of the Scheme, Adcock Ingram’s business will be a significant component of the combined group, potentially generating up to approximately 46% of the combined group’s revenues based on historic performance.

7.6.	Significant synergy potential

CFR is of the view that Adcock Ingram’s world-class manufacturing facilities will strategically position the combined group to export South African manufactured products to Latin America and South East Asia. In addition, the combination of Adcock Ingram and CFR will open new and attractive markets for Adcock Ingram’s products in Latin America and South East Asia. Through its strong local presence, CFR today targets a market of over 500 million patients, representing a commercial opportunity of approximately US$25 billion in Latin American pharmaceuticals alone.

The combination should unlock significant value through complementary product portfolios, business structures, geographical presence and manufacturing footprints. CFR estimates total synergies arising from the combination of at least US$440 million (approximately ZAR4.5 billion) on a net present value basis.

•	Potential cost synergies: CFR aims to consolidate its manufacturing footprint and will benefit from the excess capacity available in the combined group to optimise factory utilisation rates, resulting in manufacturing efficiencies and costs reductions. Overall, CFR estimates that the new manufacturing footprint should generate savings of approximately US$150 million on a net present value basis before factoring in Adcock Ingram’s likely lower production costs, the likely increase in CFR’s gross margins, and the lower unit production costs Adcock Ingram estimates should eventuate by increasing the volume and utilisation of its factories.

•	Potential revenue synergies: The combined group will benefit from a highly complementary and diversified product portfolio. In particular, CFR believes that significant opportunities exist in the following areas:

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-	Anti-retrovirals (“ARV”): Over 1.6 million people are infected with HIV in Latin America. CFR sees an opportunity to introduce Adcock Ingram’s ARV portfolio in Latin America. Based on current prices in Latin America, it is anticipated that Adcock Ingram’s ARV products would potentially generate considerable gross margins and that FDA-approved products would achieve increased pricing, thus generating even higher gross margins. CFR estimates that this potential business opportunity represents a net present value in excess of approximately US$120 million in Latin America;

-	Over-the-counter (“OTC”): CFR is of the view that the Latin American market represents a unique opportunity for Adcock Ingram’s OTC portfolio. The OTC market in Latin America is a US$12 billion market growing at a compound annual growth rate of 12% for the period 2007 to 2012. Mid to lower income consumers represent the majority of the overall market and 95% of total consumers. The mid to lower income market segment is characterised by low prices and mass distribution. CFR’s OTC portfolio is currently positioned towards higher income consumers and does not target the mid-to-lower end of the market. Adcock Ingram’s OTC portfolio is cost competitive and could become a compelling commercial opportunity. CFR estimates this potential opportunity represents a net present value of approximately US$80 million; and

-	Pipeline contribution: CFR could provide Adcock Ingram with access to new therapeutic areas, particularly Oncology, Anaesthesia, Hospital Injectable products (Anti-Infectives), Biologics and Biosimilars. Conversely, Adcock Ingram could help CFR grow its presence in Diabetes, Dermatology and Ophthalmic categories. CFR estimates the pipeline contribution opportunity represents a net present value of at least US$80 million.

•	Additional synergies from sourcing: CFR believes that through the combination of the respective active pharmaceutical ingredient sourcing of Adcock Ingram and CFR, the combined group could potentially realise efficiencies representing a net present value of between US$10 million and US$20 million.

8.	ARRANGEMENTS WITH HOLDERS OF THE BOPHELO SHARES

CFR has concluded agreements with each of Blue Falcon, a special purpose vehicle holding all the issued A ordinary shares of Adcock Ingram (“A Ordinary Shares”) and the trustees of the Bophelo Trust, a trust holding all the issued B Ordinary shares of Adcock Ingram (“B Ordinary Shares”), regarding the retention of their Bophelo Shares after implementation of the Scheme.

Blue Falcon’s B-BBEE shareholders are Kagiso Strategic Investments III (Proprietary) Limited, the Mookodi Pharma Trust and the Kurisani Youth Development Trust. The beneficiaries of the Bophelo Trust are the B-BBEE staff members of the Company.

Blue Falcon holds approximately 19.5 million A Ordinary Shares and approximately 1.9 million Scheme Shares. The Bophelo Trust holds 6.5 million B Ordinary Shares and approximately 690,000 Scheme Shares. Collectively, the Bophelo Shares represent approximately 13% of the entire issued share capital of Adcock Ingram. Save for certain economic entitlements, the Bophelo Shares rank pari passu with the Company’s ordinary shares.

Both Blue Falcon and the Bophelo Trust will dispose of their Scheme Shares pursuant to the Scheme. By agreement, Blue Falcon and the Bophelo Trust will be required not to vote their A Ordinary Shares and B Ordinary Shares at the combined general meeting of Adcock Ingram shareholders which will be convened to approve the Scheme.

The TRP has granted an exemption to CFR from complying with the provisions of section 125(2)(b) of the Companies Act and the relevant regulations in light of the separate consensual arrangements which have been entered into between CFR and Blue Falcon, and between CFR and the Bophelo Trust. The letter from the TRP granting this exemption will be made available for inspection from the date of posting of the joint circular to Adcock Ingram shareholders (referred to in paragraph 20 below).

9.	EMPLOYEE SHARE INCENTIVE SCHEME PARTICIPANTS

9.1.	Phantom cash option scheme

On implementation of the Scheme, an offer (“the Phantom Offer”) will be made to the participants in Adcock Ingram’s phantom cash option scheme (“the Phantom Option Scheme”). In terms of the Phantom Offer, each holder of phantom scheme options will receive, on acceptance, cash equal to ZAR73.51 less the grant price of the relevant phantom option. Currently, there are approximately 3.9 million phantom options outstanding, which will result in a potential aggregate cash payment being made under the Phantom Offer to the participants in the Phantom Option Scheme of up to approximately ZAR82.3 million.

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9.2.	Employee share option scheme

The Adcock Ingram employee share option scheme (“the Share Option Scheme”), introduced in 2008, is a long-term employee share incentive scheme, of which there are approximately 550,000 options outstanding.

Prior to the record date for the Scheme, each participant in the Share Option Scheme will be entitled to exercise all his options under the Share Option Scheme and participate in the Scheme.

10.	BAXTER HEALTHCARE S.A. (“BAXTER”)

Subject to the implementation of the Scheme, the existing agreements with Baxter will be amended and new agreements will come into effect. Baxter has signed a waiver letter which contains an undertaking by Baxter not to exercise termination rights in respect of the existing agreements with Adcock Ingram Critical Care (Proprietary) Limited (“AICC”) subject to the implementation of the Scheme, the amendment of the existing agreements with AICC and a new agreement between the Company, CFR and Baxter becoming effective.

11.	MEDREICH LIMITED (“MEDREICH”)

CFR has concluded an agreement with Medreich, the Company’s Indian joint venture partner, to continue with the joint venture agreement governing Adcock Ingram India upon implementation of the Scheme.

12.	CFR BOARD REPRESENTATION AND MANAGEMENT

12.1.	The board of directors of CFR (“CFR Board”)

CFR has undertaken to procure that a person who is a South African resident and who has knowledge of and expertise in the South African pharmaceuticals industry will be appointed to the CFR Board as a second independent director upon implementation of the Scheme or as soon as possible thereafter.

12.2.	Adcock Ingram Board and management

CFR intends to re-constitute the Adcock Ingram Board upon the implementation of the Scheme. Adcock Ingram’s CEO will continue to manage Adcock Ingram’s operations for Africa and will report to the CEO of CFR.

Each of Adcock Ingram’s senior executives will be offered a new employment contract and incentives that are similar to the employment contracts and incentives provided to CFR’s current senior executives. Adcock Ingram management will be subject to CFR’s performance-based metrics and key performance indicators. CFR intends to maintain Adcock Ingram’s legacy and track record in South African labour relations.

13.	CONDITIONS PRECEDENT TO THE SCHEME

The implementation of the Scheme is subject to the fulfillment and/or waiver on or before 14 April 2014, or such later date as may be agreed in writing between Adcock Ingram and CFR (“Long-Stop Date”), of conditions precedent summarized as follows:

13.1.	the passing of all resolutions by Adcock Ingram shareholders which are necessary to approve the Scheme (“Scheme Resolutions”); and

13.1.1.	the approval of the Scheme by the High Court of South Africa, if applicable;

13.1.2.	CFR and the Company not treating the Scheme Resolutions as a nullity as contemplated in section 115(5)(b) of the Companies Act, if applicable;

13.2.	in relation to any objection to the Scheme by Adcock Ingram shareholders, either:

13.2.1.	Adcock Ingram shareholders give notice objecting to the Scheme as contemplated in section 164(3) of the Companies Act and vote against the Scheme in respect of no more than 5% of the total number of issued ordinary shares of Adcock Ingram; or

13.2.2.	if Adcock Ingram shareholders give notice objecting to the Scheme and vote against the Scheme in respect of more than 5% of the total number of issued ordinary shares of Adcock Ingram, Adcock Ingram shareholders do not exercise appraisal rights in respect of more than 5% of the total number of issued ordinary shares of Adcock Ingram within 30 business days following the general meetings of Adcock Ingram shareholders to approve the Scheme;

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13.3.	all regulatory approvals required to implement the Transaction are granted, including:

13.3.1.	the issue by the Takeover Regulation Panel (“TRP”) of a compliance certificate with respect to the Scheme;

13.3.2.	approval by the South African competition authorities;

13.3.3.	approval by the relevant competition authorities in Kenya, Botswana, Zimbabwe, Swaziland and Namibia, and by the COMESA Competition Commission;

13.3.4.	approval of all arrangements necessary to implement the Transaction by the South African Reserve Bank, including the secondary listing of the entire issued share capital of CFR (including the New CFR Shares) as an “inward listing” for South African exchange control purposes, as well as the furnishing of guarantees to the funding banks of CFR and the holders of notes issued by a CFR group company;

13.3.5.	approval by the JSE of:

13.3.5.1.	the listing of CFR in the “Healthcare – Pharmaceuticals & Biotechnology – Pharmaceuticals” sector of the Main Board of the JSE by way of a “secondary listing”; and

13.3.5.2.	the termination of the listing on the JSE of all of Adcock Ingram ordinary shares;

13.3.6.	the issue of an appropriate ruling by the Chilean Tax Authority regarding the tax treatment of non-Chilean domiciled or resident shareholders for Chilean tax purposes in relation to the holding and trading in beneficial interests in CFR shares;

13.3.7.	registration and approval of the CFR Capital Increase resolutions of CFR shareholders by the SVS with the Chilean Securities Registry;

13.3.8.	registration of CFR’s prospectus by the Companies and Intellectual Property Commission;

13.3.9.	J.P. Morgan providing an appropriate final fair and reasonable opinion in relation to the Offer and the Phantom Offer; and

13.3.10.	the Adcock Ingram Board making a recommendation to the holders of Adcock Ingram Scheme Shares to vote in favour of the Scheme, and to the holders of phantom options under the Phantom Option Scheme to accept the Phantom Offer, and to the holders of the Share Options Scheme to exercise their share options.

Certain of these conditions may be waived by CFR alone or by agreement with Adcock Ingram.

In the event that Adcock Ingram and CFR agree to extend the Long-Stop Date, the total Cash Consideration and the cash payment under the Phantom Offer shall accrue interest at the South African Prime Rate from time to time less 3%, compounded on a monthly basis and accrued daily from the Long-Stop Date to the date on which the Cash Consideration is discharged in full.

The Scheme will terminate, amongst other things, if the conditions precedent are not fulfilled or waived prior to the Long-Stop Date.

14.	PRO FORMA FINANCIAL EFFECTS OF THE OFFER ON ADCOCK INGRAM ORDINARY SHAREHOLDERS

The table below sets out the pro forma financial effects of the Scheme on Adcock Ingram Ordinary Shareholders based on the six-month financial results of Adcock Ingram to 31 March 2013 and the assumptions set out below the table. The pro forma financial effects are a requirement of the Takeover Regulations in order to illustrate how the Scheme may affect the basic earnings per share (“EPS”), diluted earnings per share (“DEPS”), headline earnings per share (“HEPS”), diluted headline earnings per share (“DHEPS”) and dividend per share (“DPS”) of the Scheme Shares exchanged for New CFR Shares, assuming the Scheme had become operative on 1 October 2012, and for the purposes of net asset value per share (“NAVPS”) and net tangible asset value per share (“NTAVPS”) as if the Scheme had become operative on 31 March 2013. The table below compares 1 Adcock Ordinary Share pre-implementation of the Scheme to 1 CFR share post implementation of the Scheme.

Adcock Ingram Ordinary Shareholders are cautioned that due to the requirements of the Takeover Regulations and by their nature, the pro forma financial effects may not fairly present the actual financial effects of the Scheme and therefore Adcock Ingram shareholders should not base any investment decision solely on the information provided below. Adcock Ingram Ordinary Shareholders are reminded that for the purposes of determining the Scheme Consideration, 1 Adcock Ingram Ordinary Share is equivalent to approximately 31.5 CFR shares. Accordingly, Adcock Ingram Ordinary Shareholders are cautioned when comparing Scheme Shares and CFR shares on a like-for-like basis as depicted below. In addition, Adcock Ingram Ordinary Shareholders should note that the table below does not take account of the potential revenue and cost synergies that have been identified or the cash impact if the Scheme is implemented.

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Pro forma financial information to 31 March 2013	Before the Scheme Adcock Ingram (ZAR)	After the Scheme CFR (ZAR)	Percentage change

EPS	1.88	0.018	-99.0%
DEPS	1.88	0.018	-99.0%
HEPS	1.88	0.018	-99.0%
DHEPS	1.88	0.018	-99.0%

NAVPS	22.03	1.05	-95.2%
NTAVPS	13.06	-0.40	-103.1%

Weighted average number of shares in issue (‘000)	168,696	11,062,226
Shares in issue at period end (‘000)	168,582	11,062,226
Diluted number of shares	168,868	11,137,876

Notes:

The pro forma financial information assumes a minimum of 51.0% of the Scheme Consideration will be settled in cash and a maximum of 49.0% of the Scheme Consideration will be settled in New CFR Shares.

1.	The financial information in the “Before the Scheme” column was arrived at by using the Adcock Ingram’s reviewed financial results and number of shares in issue as published for the period ended 31 March 2013
2.	The financial information included in the “After the Scheme” was arrived at using CFR’s consolidated pro forma financial results for the period ended 31 March 2013 and number of shares that will be in issue after the implementation of the Scheme. CFR’s financial information is unaudited and has not been reviewed
3.	All income statement information was converted at an average exchange rate of ZAR8.40:US$1
4.	All balance sheet information was converted at the closing exchange rate of ZAR9.21:US$1
5.	The Adcock Ingram Group financial information has been extracted from the Adcock Ingram Group reviewed financial statements for the six month period ended 31 March 2013. This financial information has been adjusted for conversion from ZAR to US$ and compliance with CFR accounting policies. The Scheme Consideration is assumed to be funded by new bank debt of approximately US$600 million, cash-on-hand and the issue of approximately 2.6 billion New CFR Shares. An interest rate of 6% per annum is assumed (included Chilean taxation of 20%)
6.	Estimated non-recurring transaction costs of US$55.7 million are included, of which US$35.8 million are expensed through the statement of comprehensive income. These transaction costs will be paid out of available cash resources and are assumed to be tax deductible in Chile and South Africa respectively. The transaction costs are attributable to various professional advisers, debt issuance, regulatory authorities and printing costs
7.	The pro forma financial information does not take into consideration the impact of the agreements with the holders of the Bophelo Shares

15.	SHAREHOLDER SUPPORT

CFR has received significant support for the Offer from Adcock Ingram shareholders. Adcock Ingram shareholders representing approximately 45.1% of the total issued share capital of Adcock Ingram (excluding the Treasury Shares but including the A Ordinary Shares and B Ordinary Shares, representing approximately 13% of the total issued share capital of Adcock Ingram. As noted below, the holders of the A Ordinary Shares and the B Ordinary Shares, will not vote their A Ordinary Shares and B Ordinary Shares at the general meetings to approve the Scheme) have pledged support for the Scheme.

As at the date of this announcement, the following Adcock Ingram Ordinary Shareholders representing approximately 29.3% of the Scheme Shares eligible to vote at a general meeting of the Adcock Ingram shareholders have irrevocably undertaken to vote in favour of the Scheme Resolutions:

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Adcock Ingram shareholder	Adcock Ingram shares held	% of Adcock Ingram Ordinary Shares eligible to vote	% of total share capital of Adcock Ingram
Visio Capital Management (Pty) Ltd and Mazi Visio Manco (Pty) Ltd	15,000,000	8.8%	7.6%
Sanlam Investment Management (Pty) Ltd	5,520,000	3.2%	2.8%
ABSA Asset Management (Pty) Ltd	8,483,933	5.0%	4.3%
Stanlib Asset Management Ltd	6,193,195	3.6%	3.1%
Tiger Brands Black Management Trust 1 and Thusani Empowerment Investment Holdings (Pty) Ltd	5,827,301	3.4%	3.0%
Afena Capital	3,416,674	2.0%	1.7%
36One Asset Management (Pty) Ltd	3,100,000	1.8%	1.6%
Total (excluding the Bophelo Shares)	47,541,103	27.8%	24.2%
Blue Falcon – A Ordinary Shares	19,458,196	0.0%	9.9%
Bophelo Trust – B Ordinary Shares	6,486,065	0.0%	3.3%
Blue Falcon – Scheme Shares	1,883,000	1.1%	1.0%
Bophelo Trust – Scheme Shares	688,000	0.4%	0.3%
Total (including the Bophelo Shares)	76,056,364	29.3%	38.6%

The A Ordinary Shares and the B Ordinary Shares rank pari passu with the Company’s ordinary shares in terms of voting rights. Post the announcement published by Adcock Ingram on SENS on 30 October 2013, it has been agreed that Blue Falcon and the Bophelo Trust will be instructed pursuant to the agreements referred to in paragraph 8 above to not vote their A Ordinary Shares and B Ordinary Shares respectively at the general meetings to approve the Scheme Resolutions.

In addition to the above, a letter of support has been received from Prudential Portfolio Managers (South Africa) (Pty) Ltd, who represent approximately 7.5% of the Scheme Shares eligible to vote at a general meeting of the Adcock Ingram shareholders.

16.	OPINIONS AND RECOMMENDATIONS

The Adcock Ingram Board has appointed J.P. Morgan to act as independent expert to review the terms of the Scheme and the Phantom Offer and to provide a fair and reasonable opinion as required under section 114(3) of the Companies Act and Regulation 90 of the Takeover Regulations.

Based on its independently performed procedures, J.P. Morgan has indicated that, in its opinion, as at the date of this announcement, the terms of the Offer and the Phantom Offer are fair and reasonable to Adcock Ingram Ordinary Shareholders and to the participants in the Phantom Option Scheme respectively.

The Adcock Ingram Board, having considered the terms of the Offer and the Phantom Offer and the opinion of J.P. Morgan, has resolved to unanimously support the Scheme and intends to propose the Scheme and to unanimously recommend that Adcock Ingram Ordinary Shareholders vote in favour of the Scheme and that the participants in the Phantom Scheme accept the Phantom Offer.

17.	GUARANTEES AND CONFIRMATIONS TO THE TRP

In order to secure the discharge by CFR of the Cash Consideration:

•         CFR has entered into a bridge loan and related financing arrangements with a group of international banks to provide the majority of the minimum Cash Consideration (i.e. 51.0% of the Scheme Consideration) and settle the transaction costs. Citibank South Africa has furnished an irrevocable, unconditional bank guarantee to the TRP in respect of the minimum Cash Consideration; and

•         CFR has undertaken to transfer the Capital Increase Amount, if any, into a designated escrow account with Citibank London after completion of the Pre-emptive Rights Offer. The Capital Increase Amount (defined in paragraph 4.2 above) will be converted into ZAR and credited to a ZAR-denominated escrow account with Citibank South Africa prior to the finalisation date of the Scheme.

CFR has confirmed to the TRP that, upon completion of the CFR Capital Increase and Pre-emptive Rights Offer, it will have a sufficient number of authorised and unissued CFR shares available to issue and place in order to satisfy the Share Consideration.

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18.	CFR’s SECONDARY LISTING ON THE JSE

The JSE has, subject to the implementation of the Scheme, approved the application for the listing of the entire issued share capital of CFR, including the New CFR Shares, on the JSE by way of a “secondary listing”. Subject to implementation of the Scheme and upon listing on the JSE, the CFR shares will be regarded as inward listed shares with domestic status in terms of the provisions of Section H of the Exchange Control Rulings, which provisions will apply to the acquisition of New CFR Shares by South African residents. The New CFR Shares comprising the Share Consideration will be issued to PLC Nominees as registered holder of the New CFR Shares for the benefit of the participants in the Scheme.

19.	SUSPENSION AND TERMINATION OF THE ADCOCK INGRAM LISTING

Subject to the Scheme becoming unconditional, application has been made to the JSE for the suspension and subsequent termination of the listing on the Main Board of the JSE of the ordinary shares of Adcock Ingram.

20.	DOCUMENTATION AND TIMING

The Scheme provides for an arrangement between Adcock Ingram and the holders of Scheme Shares only. Full details of the Scheme will be included in a joint circular which will be distributed by Adcock Ingram and CFR to Adcock Ingram shareholders shortly containing, inter alia, notices of the general meetings of Adcock Ingram shareholders to approve the Scheme, a form of proxy, a form of surrender and transfer, and the salient dates and times applicable to the Scheme. The joint circular will be accompanied by a combined pre-listing statement and prospectus regarding CFR as it will be constituted after implementation of the Scheme.

21.	SHAREHOLDINGS IN ADCOCK INGRAM AND ACTING AS PRINCIPAL

Neither CFR nor any of its directors currently hold or control any Adcock Ingram shares or options to acquire Adcock Ingram shares.

CFR confirms that it or a wholly-owned subsidiary of CFR is the ultimate prospective acquirer of the Scheme Shares and is acting alone and not in conjunction with, or as agent or broker for, any other party.

22.	GOVERNING LAW AND JURISDICTION

The Scheme is governed by the laws of South Africa and is subject to applicable South African laws and regulations, including the Companies Act, the Takeover Regulations and the JSE Listings Requirements.

23.	WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

Adcock Ingram shareholders are advised that the cautionary announcement published on 11 September 2013 and renewed on 30 October 2013 is hereby withdrawn and caution is no longer required to be exercised by Adcock Ingram shareholders when dealing in the Company’s securities.

24.	RESPONSIBILITY STATEMENTS

The Adcock Ingram Independent Board and the Adcock Ingram Board accept responsibility for the information contained in this announcement insofar as it relates to Adcock Ingram. To the best of their knowledge, the information contained in this announcement is true and this announcement does not omit anything likely to affect the import of the information.

The CFR Board accepts responsibility for the information contained in this announcement insofar as it relates to CFR. To the best of its knowledge, the information contained in this announcement is true and the announcement does not omit anything likely to affect the import of the information.

For Adcock Ingram media enquiries:

Brunswick

Tel: +27 11 502 7300

Carol Roos

+27 72 690 1230

Marina Bidoli

+27 83 253 0478

For CFR media enquiries:

College Hill

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Amelia Soares

+27 82 654 9241

Mark Garraway

+27 82 610 1226

Midrand

15 November 2013

Financial Adviser and Sponsor to Adcock Ingram Deutsche Bank	Financial Adviser to CFR Credit Suisse

Legal Adviser to Adcock Ingram in South Africa Read Hope Phillips Attorneys	Legal Adviser to CFR in South Africa Bowman Gilfillan Inc.

Legal Adviser to Adcock Ingram in Chile Prieto y Cia	Legal Adviser to CFR in Chile Honorato Russi & Eguiguren Limitada

Reporting Accountants to Adcock Ingram EY	Reporting Accountants to CFR Deloitte & Touche

Public Relations Adviser to Adcock Ingram Brunswick	Public Relations Adviser to CFR College Hill

Independent Expert to the Adcock Ingram Board JPMorgan Chase Bank, N.A. (Johannesburg Branch)

GENERAL

The release, publication or distribution of this announcement in jurisdictions other than South Africa may be restricted by law and, therefore, any persons who are subject to the laws of any jurisdiction other than South Africa should inform themselves about and observe any applicable requirements in those jurisdictions. The information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction other than South Africa.

This announcement is not intended to, and does not, constitute, or form part of, an offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. This announcement does not constitute a prospectus or a prospectus equivalent document. Shareholders are advised to read carefully any formal documentation in relation to the Offer. The Offer will be made solely through a circular, which will contain the full terms and conditions of the Offer. Any decision to accept the Scheme of other response to the proposals should be made only on the basis of the information contained in the circular containing the Offer.

This announcement by Adcock Ingram and CFR is made in connection an offer for the securities of a South African company Adcock Ingram by means of a Scheme. The Offer is subject to disclosure requirements under South African law that are different from those of the United States and Chile. Financial statements included in this announcement have been prepared in accordance with South African accounting standards that may not be comparable to the financial statements of United States or Chilean companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since Adcock Ingram is located in South Africa, and all of its officers and directors reside outside of the United States. You may not be able to sue Adcock Ingram or its officers or directors in a foreign court, including South African courts, for violations of the Unites States securities laws. It may be difficult to compel Adcock Ingram and its affiliates to subject themselves to a United States court's judgment.

You should be aware that CFR may purchase Adcock Ingram ordinary shares otherwise than under the Offer, such as in open market or privately negotiated purchases.

Deutsche Securities (SA) Proprietary Limited (“Deutsche Bank”), a non-bank member of the Deutsche Bank Group, is acting for Adcock Ingram and no one else in connection with the Offer and will not be responsible to anyone other than Adcock Ingram for providing the protections afforded to clients of Deutsche Bank or for providing advice in relation to the Offer.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement may be considered forward-looking. Although (1) Adcock Ingram believes that the expectations reflected in any such forward-looking statements relating to Adcock Ingram are reasonable, and (2) CFR believes that the expectations reflected in any such forward-looking statements relating to CFR are reasonable, no assurance can be given by Adcock Ingram or CFR that such expectations will prove to be correct. Adcock Ingram and CFR do not undertake any obligation to publicly update or revise any of the information given in this announcement that may be deemed to be forward-looking.

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